UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                      (Amendment No.4 and Amendment No.6)*


                          QUESTCOR PHARMACEUTICALS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232808105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph J. Giunta, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 687-5000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                         (b)[ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                               Italy
-------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                 ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            2,656,781

                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                 ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            2,656,782

                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            11,147,812

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                 ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Luxembourg
-------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                 ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                      CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Portugal
-------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                 ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH
          REPORTING              ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0

                                 ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            2,025,315

-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375

-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                              Amendment No. 4 and
                              Amendment No. 6 to
                           Statement on Schedule 13D

         This Amendment No. 4 (the "Amendment No. 4") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 6 (the "Amendment No. 6" and, together with the Amendment No. 4, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 4 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 6 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Defiante and Sigma Tau, the "Reporting Persons").


Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13Ds are hereby amended to add the following:

         The Reporting Persons originally acquired the shares reported herein to gain an equity investment interest in Questcor. The Reporting Persons evaluate on an ongoing basis Questcor's financial condition, business operations and prospects. Based on such evaluations and prevailing market conditions, the Reporting Persons are reevaluating their investment in the Questcor, and subject to compliance with Section 16(b) of the Act, and the rules promulgated thereunder, have determined to sell all or a portion of the shares reported herein. Such sales, if they occur, will be through open market transactions or privately negotiated, and will depend on prevailing market conditions at the time of sale. The Reporting Persons do not currently intend to commence sales prior to March 21, 2003.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 7.  Material to be Filed as Exhibits.

         EXHIBIT 1 - Joint Filing Agreement dated January 17, 2003 by and between the Reporting Persons1.





____________________
1 Incorporated by reference to Exhibit 1 of Amendment No. 1 and Amendment No. 3 to the Statement on Schedule 13D, filed with the SEC on January 17, 2003, relating to the shares of Common Stock.

                                  Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  March 11, 2003


                                                CLAUDIO CAVAZZA


                                                By:  /s/ CLAUDIO CAVAZZA
                                                     -----------------------
                                                     Name:  Claudio Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  March 11, 2003


                                                PAOLO CAVAZZA


                                                By:  /s/ PAOLO CAVAZZA
                                                     -----------------------
                                                     Name:  Paolo Cavazza





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  March 11, 2003


                                                SIGMA-TAU FINANZIARIA SPA


                                                By:   /s/ MARIO ARTALI
                                                      -------------------------
                                                      Name:  Mario Artali
                                                      Title: Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  March 11, 2003


                                                SIGMA-TAU INTERNATIONAL S.A.


                                                By:   /s/ ANTONIO NICOLAI
                                                      -------------------
                                                      Name:  Antonio Nicolai
                                                      Title: Director


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  March 11, 2003


                                                DEFIANTE FARMACEUTICA L.D.A.


                                                By:   /s/ RAFFAELE SANGUIGNI
                                                      ------------------------
                                                      Name:  Raffaele Sanguigni
                                                      Title: Director


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)